Exhibit 99.2
ASML — Summary U.S. GAAP Consolidated Statements of Operations1,4

	Three months ended,				Six months ended,
(in thousands EUR, except per share data)	Jul 1, 2007		Jun 29, 2008		Jul 1, 2007		Jun 29, 2008

Net system sales	825,817		725,586		1,673,192		1,545,572
Net service and field option sales	104,405		118,571		205,700		217,793

Total net sales	930,222		844,157		1,878,892		1,763,365

Cost of sales	546,956		506,689		1,103,808		1,052,271

Gross profit on sales	383,266		337,468		775,084		711,094

Research and development costs, net of credits	120,310		130,241		236,752		258,500
Amortization of in process R&D	—		—		23,148		—
Selling, general and administrative costs	56,396		56,368		112,726		113,695

Income from operations	206,560		150,859		402,458		338,899

Interest income	8,170		6,372		18,430		10,573

Income from operations before income taxes	214,730		157,231		420,888		349,472

Benefit from (provision for) income taxes	(55,225)		34,746		(108,708)		(12,372)

Net income	159,505		191,977		312,180		337,100

Basic net income per ordinary share	0.34		0.45		0.66		0.78
Diluted net income per ordinary share	0.33	[2,3]	0.44	[3]	0.64	[2,3]	0.78	[3]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	470,395		431,221		471,984		431,412
Diluted	499,436	[2,3]	434,585	[3]	501,063	[2,3]	434,819	[3]
ASML — Ratios and Other Data1,4

	Three months ended,		Six months ended,
	Jul 1, 2007	Jun 29, 2008	Jul 1, 2007	Jun 29, 2008

Gross profit as a % of net sales	41.2	40.0	41.3	40.3
Income from operations as a % of net sales	22.2	17.9	21.4	19.2
Net income as a % of net sales	17.1	22.7	16.6	19.1
Shareholders’ equity as a % of total assets	47.3	49.7	47.3	49.7
Income taxes as a % of income before income taxes	25.7	(22.1)	25.8	3.5
Sales of systems total (in units)	69	39	146	89
ASP of systems sales (EUR million)	12.0	18.6	11.5	17.4
Value of backlog systems total (EUR million)	1,745	1,106	1,745	1,106
Backlog systems total (in units)	109	59	109	59
ASP of backlog systems (EUR million)	16.0	18.8	16.0	18.8
Value of bookings systems total (EUR million)	399	632	1,310	944
Net bookings total (in units)	30	33	92	59
ASP of bookings systems (EUR million)	13.3	19.2	14.2	16.0
Number of employees	6,213	6,821	6,213	6,821

ASML — Summary U.S. GAAP Consolidated Balance Sheets1,4

(in thousands EUR)	Dec 31, 2007	Jun 29, 2008

ASSETS
Cash and cash equivalents	1,271,636	1,360,898
Accounts receivable, net	637,975	516,886
Inventories, net	1,102,210	1,130,239
Deferred tax assets short-term	73,019	69,799
Other current assets	234,529	262,207

Total current assets	3,319,369	3,340,029

Deferred tax assets long-term	141,032	157,647
Other assets	59,991	39,342
Goodwill	128,271	119,823
Other intangible assets, net	38,195	30,062
Property, plant and equipment, net	380,894	458,100

Total assets	4,067,752	4,145,003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,321,437	1,247,315
Deferred tax and other liabilities	245,415	227,005
Other deferred liabilities	7,936	18,529
Other long-term debt	602,016	591,579

Total liabilities	2,176,804	2,084,428
Shareholders’ equity	1,890,948	2,060,575

Total liabilities and shareholders’ equity	4,067,752	4,145,003

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1,4

	Three months ended,		Six months ended,
(in thousands EUR)	Jul 1, 2007	Jun 29, 2008	Jul 1, 2007	Jun 29, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	159,505	191,977	312,180	337,100

Depreciation and amortization	24,157	26,545	77,519	57,121
Disposal of property, plant and equipment	9,923	1,311	10,874	2,414
Share-based payments	4,362	3,109	6,667	6,675
Change in tax assets and liabilities	10,838	(114,110)	29,580	(92,313)
Change in assets and liabilities	62,953	21,145	9,942	86,331

Net cash provided by operating activities	271,738	129,977	446,762	397,328
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(39,723)	(65,441)	(75,512)	(120,473)
Proceeds from sale of property, plant and equipment	—	—	3,355	—
Acquisition of subsidiary (net of cash acquired)	—	—	(188,011)	—

Net cash used in investing activities	(39,723)	(65,441)	(260,168)	(120,473)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares in conjunction with conversion rights of bond holders and stock options	—	—	(156,253)	(87,603)
Dividend paid	—	(107,447)	—	(107,447)
Net proceeds from issuance of shares and stock options	10,546	552	21,041	3,528
Net proceeds from issuance of bonds	593,790	—	593,790	—
Excess tax benefits from stock options	194	5,969	836	5,971
Redemption and/or repayment of debt	(111)	—	(345)	—

Net cash provided by (used in) financing activities	604,419	(100,926)	459,069	(185,551)

Net cash flows	836,434	(36,390)	645,663	91,304
Effect of changes in exchange rates on cash	(387)	144	(2,261)	(2,042)

Net increase (decrease) in cash & cash equivalents	836,047	(36,246)	643,402	89,262

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations1,4

	Three months ended,
	Jul 1,	Sep 30,	Dec 31,	Mar 30,	Jun, 29
(in millions EUR)	2007	2007	2007	2008	2008

Net system sales	825.8	843.2	834.8	820.0	725.6
Net service and field option sales	104.4	91.2	120.1	99.2	118.6

Total net sales	930.2	934.4	954.9	919.2	844.2

Cost of sales	546.9	549.4	565.3	545.6	506.7

Gross profit on sales	383.3	385.0	389.6	373.6	337.5

Research and development costs, net of credits	120.3	120.1	129.3	128.3	130.2
Selling, general and administrative costs	56.4	56.0	56.9	57.3	56.4

Income from operations	206.6	208.9	203.4	188.0	150.9

Interest income	8.1	9.5	5.5	4.2	6.4

Income from operations before income taxes	214.7	218.4	208.9	192.2	157.3

Benefit from (provision for) income taxes	(55.2)	(52.1)	(8.1)	(47.1)	34.7

Net income	159.5	166.3	200.8	145.1	192.0
ASML — Quarterly Summary Ratios and other data1,4

	Three months ended,
	Jul 1,	Sep 30,	Dec 31,	Mar 30,	Jun 29,
	2007	2007	2007	2008	2008

Gross profit as a % of net sales	41.2	41.2	40.8	40.6	40.0
Income from operations as a % of net sales	22.2	22.4	21.3	20.5	17.9
Net income as a % of net sales	17.1	17.8	21.0	15.8	22.7
Shareholders’ equity as a % of total assets	47.3	35.7	46.5	44.5	49.7
Income taxes as a % of income before income taxes	25.7	23.9	3.9	24.5	(22.1)
Sales of systems total (in units)	69	59	55	50	39
ASP of system sales (EUR million)	12.0	14.3	15.2	16.4	18.6
Value of backlog systems total (EUR million)	1,745	1,769	1,697	1,167	1,106
Backlog systems total (in units)	109	90	89	65	59
ASP of backlog systems (EUR million)	16.0	19.7	19.1	18.0	18.8
Value of booking systems total (EUR million)	399	857	803	312	632
Net bookings total (in units)	30	40	54	26	33
ASP of bookings systems (EUR million)	13.3	21.4	14.9	12.0	19.2
Number of employees	6,213	6,403	6,582	6,765	6,821

ASML — Summary U.S. GAAP Consolidated Balance Sheets1,4

	Jul 1,	Sep 30,	Dec 31,	Mar 30,	Jun 29,
(in millions EUR)	2007	2007	2007	2008	2008

ASSETS
Cash and cash equivalents	2,299.2	2,445.2	1,271.6	1,397.1	1,360.9
Accounts receivable, net	567.8	611.7	638.0	741.5	516.9
Inventories, net	972.9	1,021.2	1,102.2	1,152.0	1,130.2
Deferred tax assets short-term	131.8	131.3	73.0	71.1	69.8
Other current assets	183.7	214.2	234.6	267.6	262.2

Total current assets	4,155.4	4,423.6	3,319.4	3,629.3	3,340.0

Deferred tax assets long-term	203.0	143.5	141.0	135.8	157.7
Other assets	43.0	39.9	60.0	85.7	39.3
Goodwill	140.2	133.4	128.3	119.7	119.8
Other intangible assets, net	49.7	44.2	38.2	32.5	30.1
Property, plant and equipment, net	313.5	343.3	380.9	401.4	458.1

Total assets	4,904.8	5,127.9	4,067.8	4,404.4	4,145.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,331.2	2,391.5	1,321.4	1,562.3	1,247.3
Deferred tax and other liabilities	273.6	248.3	245.4	261.5	227.0
Other deferred liabilities	8.2	8.2	8.0	7.1	18.5
Convertible subordinated debt	380.0	44.5	—	—	—
Other long-term debt	593.8	604.0	602.0	615.3	591.6

Total liabilities	2,586.8	3,296.5	2,176.8	2,446.2	2,084.4
Shareholders’ equity	2,318.0	1,831.4	1,891.0	1,958.2	2,060.6

Total liabilities and shareholders’ equity	4,904.8	5,127.9	4,067.8	4,404.4	4,145.0

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1,4

	Three months ended,
	Jul 1,	Sep 30,	Dec 31,	Mar 30,	Jun 29,
(in millions EUR)	2007	2007	2007	2008	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	159.5	166.3	200.8	145.1	192.0

Depreciation and amortization	24.1	28.0	29.8	30.6	26.5
Disposal of property, plant and equipment	9.9	1.7	1.6	1.1	1.3
Share-based payments	4.4	3.7	6.2	3.5	3.1
Change in tax assets and liabilities	10.8	(5.3)	(0.6)	21.8	(114.1)
Change in assets and liabilities	63.0	(20.1)	(157.9)	65.2	21.2

Net cash provided by operating activities	271.7	174.3	79.9	267.3	130.0
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(39.7)	(49.7)	(54.0)	(55.0)	(65.5)
Proceeds from sale of property, plant and equipment	—	—	1.7	—	—

Net cash used in investing activities	(39.7)	(49.7)	(52.3)	(55.0)	(65.5)
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital repayment	—	—	(1,011.9)	—	—
Purchase of shares in conjunction with conversion rights of bond holders and stock options	—	—	(203.6)	(87.6)	—
Dividend paid	—	—	—	—	(107.4)
Net proceeds from issuance of shares and stock options	10.5	19.5	22.8	3.0	0.5
Net proceeds from issuance of bonds	593.8	—	—	—	—
Excess tax benefits from stock options	0.2	6.2	1.9	—	6.0
Redemption and/or repayment of debt	(0.1)	(1.5)	(7.8)	—	—

Net cash provided by (used in) financing activities	604.4	24.2	(1,198.6)	(84.6)	(100.9)

Net cash flows	836.4	148.8	(1,171.0)	127.7	(36.4)
Effect of changes in exchange rates on cash	(0.4)	(2.8)	(2.6)	(2.2)	0.2

Net increase (decrease) in cash & cash equivalents	836.0	146.0	(1,173.6)	125.5	(36.2)

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.

ASML — Reconciliation U.S. GAAP — IFRS1,4
Net income

	Three months ended,		Six months ended,
(in thousands EUR)	Jul 1, 2007	Jun 29, 2008	Jul 1, 2007	Jun 29, 2008

Net income under U.S. GAAP	159,505	191,977	312,180	337,100
Share-based payments (see Note 1)	(108)	245	14	(518)
Capitalization of development costs (see Note 2)	(2,701)	18,649	19,981	40,330
Convertible subordinated notes (see Note 3)	(2,220)	—	(4,396)	—
Income taxes (see Note 4)	—	(380)	(7,648)	39

Net income under IFRS	154,476	210,491	320,131	376,951

Shareholders’ equity

	Jul 1,	Sep 30,	Dec 31,	Mar 30,	Jun 29,
(in thousands EUR)	2007	2007	2007	2008	2008

Shareholders’ equity under U.S. GAAP	2,318,002	1,831,438	1,890,948	1,958,159	2,060,575
Share-based payments (see Note 1)	3,924	7,126	787	(3,420)	(3,266)
Capitalization of development costs (see Note 2)	110,749	120,344	138,424	157,900	176,818
Convertible subordinated notes (see Note 3)	27,019	2,894	—	—	—
Income taxes (see Note 4)	—	—	8,852	9,186	8,478

Shareholders’ equity under IFRS	2,459,694	1,961,802	2,039,011	2,121,825	2,242,605
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding. As of December 31, 2007 ASML has no Convertible Subordinated Notes outstanding.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12, unrealized net income resulting from intercompany transactions that is eliminated from the carrying amount of assets on consolidation gives rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

1	All quarterly information in this press release is unaudited.

2	The calculation of diluted net income per ordinary share assumes conversion of our Subordinated Notes as such conversions would have a dilutive effect.

3	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans as such exercises would have a dilutive effect.

4	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 the cost accrual method was used. This change in accounting policy was made because the deferred revenue model better reflects the business rationale. In addition the International Financial Reporting Interpretation Committee concludes in interpretation 13 (IFRIC 13 “Customer Loyalty Programmes”) that the deferred revenue model is the appropriate accounting treatment. Comparative figures for 2007 were adjusted to reflect this change in accounting policy. The impact of this change on equity as per January 1, 2007 amounted to EUR 8.1 million (decrease) and on net income for the year 2007 and the first quarter of 2008 amounted to EUR 8.6 million (decrease) and EUR 0.1 million (increase) respectively.